# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Affirm Holdings, Inc., CIK 0001820953
CUSIP: 00827B106
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 650 California Street, San Francisco, California (CA), 94108
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-036071
Filed by CIK 0000936828

## Reporting persons
- GIC Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 8,847,033; sole dispositive power 0; shared dispositive power 8,847,033; aggregate amount beneficially owned 8,847,033 (3.25% of the class)
  Comment: As it relates to Item 11 above, based on 271,918,122 shares of Class A Common Stock outstanding as of November 1, 2024, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on November 7, 2024.
- GIC Special Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 8,847,033; sole dispositive power 0; shared dispositive power 8,847,033; aggregate amount beneficially owned 8,847,033 (3.25% of the class)
  Comment: As it relates to Item 11 above, based on 271,918,122 shares of Class A Common Stock outstanding as of November 1, 2024, according to the Form 10-Q filed by the Issuer with the SEC on November 7, 2024.
- Jasmine Ventures Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 8,819,775; sole dispositive power 0; shared dispositive power 8,819,775; aggregate amount beneficially owned 8,819,775 (3.24% of the class)
  Comment: As it relates to Item 11 above, based on 271,918,122 shares of Class A Common Stock outstanding as of November 1, 2024, according to the Form 10-Q filed by the Issuer with the SEC on November 7, 2024.

## Item 1. Issuer
Name of issuer: Affirm Holdings, Inc.
Address of issuer's principal executive offices: Affirm Holdings, Inc., 650 California Street, San Francisco, California 94108

## Item 2. Person Filing
Name of person filing:
GIC Private Limited
GIC Special Investments Private Limited
Jasmine Ventures Pte. Ltd.
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship:
GIC Private Limited - Republic of Singapore; GIC Special Investments Private Limited - Republic of Singapore;
Jasmine Ventures Pte. Ltd. - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership information with respect to GIC Private Limited ("GIC PL") is incorporated by reference from items (5) through (9) and (11) of the cover page, and the associated footnotes.

Jasmine Ventures Pte. Ltd. ("Jasmine") shares the power to vote and the power to dispose of 8,819,775 shares of Class A stock with GIC Special Investments Pte. Ltd. ("GIC SI") and GIC PL, both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL. GIC PL is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore's foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares.

GIC PL is a fund manager and only has two clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC PL has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. GIC PL is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of these shares.
Percent of class: Please refer to Item 11 of the cover pages attached hereto and the accompanying notes thereto.
Sole power to vote or to direct the vote: Please refer to Item 5 of the cover pages hereto.
Shared power to vote or to direct the vote: Please refer to Item 6 of the cover pages hereto.
Sole power to dispose or to direct the disposition: Please refer to Item 7 of the cover pages hereto.
Shared power to dispose or to direct the disposition: Please refer to Item 8 of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GIC Private Limited: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (01/29/2025)
- GIC Private Limited: /s/ Toh Tze Meng, Toh Tze Meng, Senior Vice President (01/29/2025)
- GIC Special Investments Private Limited: /s/ Jo-Ann Khor Huey Ming, Jo-Ann Khor Huey Ming, Authorized Signatory (01/29/2025)
- Jasmine Ventures Pte. Ltd.: /s/ Ankur Meattle, Ankur Meattle, Director (01/29/2025)
Comment: Exhibit Description
A Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 11, 2022)